Press Release
 September 8, 2003

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

THE MEGATEM TECHNOLOGY IDENTIFIESTWO NEW MINERALIZED ZONES

Virginia Gold Mines Inc. (“Virginia”) announces that it has identified two new mineralized zones anomalous in Zn-Cu-Pb-Ag using the MegaTEM technology on their Virginia-Noranda-Novicourt partnership.

New Favourable VMS Environments
The first mineralized zone corresponds to a volcanic sequence of andesitic lava, rhyolitic flows and tuffs where the rhyolite/basalt contact is very much altered in chlorite-sericite over a thickness of approximately 40 metres. The contact zone, which is enriched with sulphides and characterized by chalcopyrite-sphalerite stringers, has returned an anomalous intersection of 0.47% Zn, 0.06% Cu, 0.08% Pb and 30.5 g/t Ag over 38.9 metres (including: 0.68% Zn, 0.19% Cu, 0.23% Pb, and 208.3 g/t Ag over 3.3 metres).

A large offhole borehole pulse EM anomaly indicates the extension of the zone at depth and laterally. The modeling of the geophysical anomaly suggests a subvertical contact corresponding to the basalt/rhyolite contact. An additional hole will soon be drilled in order to test the contact.

The interest of this new mineralized zone lies in the fact that it is situated within a sequence of basalt (andesite), felsic flows and tuffs that are the same age as the volcanic sequence of Kidd Creek (2714 My). Furthermore, most of the rhyolitic rocks are favourable i.e. rich in silica with a low Zr/Y ratio.

Anomalous Sedimentary Horizon
A new sedimentary horizon highly anomalous in Zn-Pb has also been identified in another region of Quebec using the MegaTEM survey. Indeed, a horizon of sediments at times graphitic and containing fine disseminated pyrite and sphalerite has returned 0.31% Zn, 0.07% Pb over 21 metres (best value 2.28% Zn over 1 metre). This mineralized horizon is part of an extended conductor that can be followed over more than 3 kilometres.

The Virginia-Novicourt-Noranda partnership intends to follow-up on these two mineralized zones while pursuing drilling on several new untested MegaTEM anomalies.

MegaTEM
The MegaTEM technology, developed by Fugro Airborne Surveys and Noranda, is an electromagnetic airborne technology that allows the detection of geophysical conductors. Most massive-sulphide-type, polymetallic deposits are characterized by geophysical conductors.

Continuation of acquisitions
Virginia, Novicourt and Noranda continue the acquisition of new properties covering diverse MegaTEM anomalies. To date more than 259 properties (1765 claims) have been acquired by staking.

Paul Archer, vice-president exploration and qualified person of the company has read and approved the news release. All samples have been analyzed by at the certified laboratory of ALF Chemex Chimitec in Val d’Or, Province of Quebec.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca